UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Franklin Covey Co.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

353469109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109		SCHEDULE 13G

1	Name of Reporting Persons Oregon Public Employees’ Retirement Fund

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 746,822 shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 746,822 shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 746,822 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.4%

12	Type of Reporting Person (See Instructions) EP

CUSIP No. 353469109		SCHEDULE 13G

Item 1(a).	Name of Issuer: Franklin Covey Co.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2200 West Parkway Boulevard Salt Lake City, Utah 84119-2099

Item 2(a).	Name of Person Filing: Oregon Public Employees’ Retirement Fund
Item 2(b).	Address of Principal Business Office or, if none, Residence: 16290 SW Upper Boones Ferry Road Tigard, Oregon 97224
Item 2(c).	Citizenship: USA
Item 2(d).	Title of Class of Securities: Common Stock, $.05 par value
Item 2(e).	CUSIP Number: 353469109

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing for a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution. Not applicable.

CUSIP No. 353469109	SCHEDULE 13G

Item 4.	Ownership
	(a)	Amount beneficially owned: 746,822 shares
	(b).	Percent of class: 5.4%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 746,822 shares
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 746,822 shares
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 353469109	SCHEDULE 13G

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2020

By:	/s/ John D. Skjervem
John D. Skjervem
Chief Investment Officer